Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

December 4, 2018	NR 18-14

Alianza Minerals Receives Class 3 Exploration Approval for Haldane Project, Yukon

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10-year Mining Land Use Permit expires November 2028

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2019 Program Planning Underway

Vancouver B.C. – December 4, 2018 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza” or the “Company”) is pleased to report that it has received a Class 3 Mining Land Use approval for the Haldane Silver Project, located in the historic Keno Mining District, Yukon Territory. This approval is valid until November 25, 2028 and is subject to the standard restrictions and conditions contained in the Yukon Quartz Mining Act and the Quartz Mining Land Use Regulations.

“The receipt of this approval for our exploration activities allows us to move forward without delay at Haldane in 2019,” stated Jason Weber, P. Geo., president and CEO of Alianza. “Planning is underway and will likely include additional trenching at our new Bighorn anomaly and drilling at the Mount Haldane Vein System and Ross targets.”

Haldane Silver Property

The 8,579 hectare Haldane Silver Property is located 25 km west of Keno City, YT in the western portion of the Keno Hill Silver District where companies such as Alexco Resource Corp. and Metallic Minerals Corporation are currently exploring. Notably, the access road to Victoria Gold Corp.’s Eagle Gold Mine crosses the northern portion of the property. Mineralization in the district consists of structurally-controlled, silver-bearing veins. Silver production began in the Keno district in 1913, with over 200 million ounces of silver produced through 1989. Production statistics from the Yukon government Minfile (2003) state that 4.87 million tonnes were mined at an average grade of 1,389 g/t silver, 5.62% lead and 3.14% zinc in that time.

Mineralization at Haldane consists of galena, sphalerite, tetrahedrite and pyrargyrite, with gangue of manganiferous siderite and quartz in veins, hosted within Keno Hill quartzite in proximity to the Robert Service Thrust. This mineralization and setting bears a strong resemblance to the main Keno Hill deposits. The Mt Haldane Veins System (MHVS) forms the core target of the property and was the location of small high-grade silver mining in the 1920s. Based on the 2018 field program, this target may have up to 3.5 km of strike length. The 2018 program was also successful in identifying a potential new vein target 2.5 km northeast of the MHVS at the Bighorn anomaly.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru.

The Company has 45.1 million shares issued and outstanding and is listed on the TSX Venture Exchange (TSX-V: ANZ).

Mr. Murray Jones, MSc, P.Geo., of Equity Exploration Consultants Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Jones supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

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